APOLLO MEDICAL HOLDINGS, INC.

700 N. Brand Blvd., Suite 220

Glendale, California 91203

May 12, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul Patel, Esq.

Re:	Apollo Medical Holdings, Inc. Registration Statement on Form S-1,
File No. 333-202602

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Apollo Medical Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-202602), as amended, be accelerated so that the Registration Statement will become effective at 3:00 p.m. Washington D.C. Time on May 14, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any other action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APOLLO MEDICAL HOLDINGS, INC.

By:	/s/ Warren Hosseinion, M.D.
Warren Hosseinion, M.D.,
President and Chief Executive Officer